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                                                                   Exhibit 99.58

News release via Canada NewsWire, Toronto  416-863-9350

         Attention Business Editors:
         TRANSITION THERAPEUTICS COMPLETES TENDER OFFER FOR CNS- FOCUSED NEUROMEDIX INC.

TORONTO, May 10 /CNW/ - Transition Therapeutics Inc. ("Transition") (TSX:
TTH) and NeuroMedix Inc. ("NeuroMedix") (TSXV: NMX) announced today the successful completion of Transition's tender offer (the "Offer") for the outstanding shares of NeuroMedix, a central nervous system ("CNS") focused biotechnology company. NeuroMedix's lead compound, Minozac, has the key characteristics for a CNS drug as it is a small molecule that is orally bioavailable and crosses the blood-brain-barrier. Minozac has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury.

"NeuroMedix's lead drug candidate, Minozac, has been shown to suppress a key pathology in degenerative, inflammatory and injury related diseases of the CNS in preclinical models" said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition. "Over the next 12 months, Transition expects to begin a Phase I study of this compound."

The Offer expired as scheduled at 5:00 p.m. EST on Wednesday, May 9, 2007. As of the expiration of the Offer, a total of 29,850,000 NeuroMedix common shares were validly tendered and not withdrawn, representing 94% of the outstanding shares of NeuroMedix. Transition has accepted for purchase all shares that were validly tendered during the Offer. As the offer was accepted by holders of more than 90% of the common shares of NeuroMedix not held by Transition or its affiliates, Transition will exercise its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act to acquire the outstanding common shares of NeuroMedix not owned by Transition, by mailing a formal notice to all remaining NeuroMedix shareholders.

Following the completion of the compulsory acquisition, NeuroMedix will become a wholly-owned subsidiary of Transition. Transition will apply to have the NeuroMedix common shares delisted from the TSX Venture Exchange. Transition will also apply to have NeuroMedix cease to be a reporting issuer in Canada.

In accordance with the terms of the support agreement, dated March 20, 2007, between Transition and NeuroMedix (the "Support Agreement"), Transition has exercised its right to designate the members of the NeuroMedix board of directors and its committees. The five existing members of the board of NeuroMedix - Mr. Gerald Slemko, Mr. Santo Costa, Mr. Gerald McDole, Mr. Timothy McCunn and Dr. Mark Pearson - resigned and Dr. Tony Cruz, Mr. Elie Farah, Dr. Gary Pace, Mr. Paul Baehr and Mr. Christopher Henley have been appointed as directors of NeuroMedix. In addition, in accordance with the Support Agreement, Dr. Tony Cruz has assumed the position of Chief Executive Officer and Mr. Elie Farah has assumed the position of Chief Financial Officer of NeuroMedix.

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ABOUT THE NEUROMEDIX TECHNOLOGY

Neuromedix is developing a series of compounds that have been shown to improve cognitive function in degenerative and injury related animal models. These compounds protect neurons by inhibiting glial cell activation and the production of cytokines such as interleukin-1 and TNF-alpha in the brain.

Activation of astrocytes and microglia, as well as increased production of pro-inflammatory cytokines, such as IL-1 and TNF-alpha, in the brain is a major pathology associated with moderate and severe Alzheimer's disease, traumatic brain injury and multiple sclerosis. These disease processes are thought to be involved in the increase in neuronal cell dysfunction and death. Drs. Watterson and Van Eldik from Northwestern University in Chicago have discovered and developed a proprietary class of compounds designed to cross the blood brain barrier and inhibit glial cell activation and pro-inflammatory cytokine production in the brain. These therapeutic compounds, particularly the lead compound Minozac, prevent a number of neurological pathologies, including neuronal dysfunction and cognitive impairment, in Alzheimer's and traumatic brain injury disease models. This class of molecules offers a therapeutic approach with a novel mechanism of action to treat a number of debilitating neurological diseases.

ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include AZD-103/ELND005 for the treatment of Alzheimer's disease and regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW: 08:13e 10-MAY-07